 **Mario Gabelli**
@MarioGabelli



Corporate governance.....DRQ (Dril-Quip) another deal that should be
"DOA" ___stock down sharply since announced...company's data
suggests /underscores .////

8:02 AM · Jul 12, 2024 · **1,969** Views